Qilian International Holding Group Ltd.

November 1, 2019

VIA EDGAR

Ms. Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 6, 2019 File No. 377-02698

Dear Ms. Baynes:

Qilian International Holding Group Ltd. (the “Company”, “Qilian,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2019 regarding its amended Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on September 6, 2019. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. A Registration Statement on Form F-1 (“Registration Statement”) is being submitted publicly to accompany this response letter.

Our Business Strategies for Gan Di Xin, page 6

1. Please disclose, if known, the amount of time it takes to enroll in the National Essential Medicines Category and the National Medical Insurance Coverage Program, an estimate of the total cost of completing the applications and any ongoing expenses associated with enrollment in the National Essential Medicines Category and the National Medical Insurance Coverage Program should your applications be approved.

Response: The Company respectfully advises the Staff that the Gan Di Xin® product has been approved to be enrolled into the National Essential Medicines Category (2018 Edition), which was promulgated by PRC National Health Commission and the National Administration of Traditional Chinese Medicine. In addition, we have applied with the competent authorities for our Gan Di Xin® product to be included in the National Medical Insurance Coverage Program. As of the date of this response letter, the Administration of Healthcare Security and the Administration of Human Resources and Social Security of Gansu Province have filed a request to the National Administration of Healthcare Security and the PRC Ministry of Human Resources and Social Security respectively for Gan Di Xin’s enrollment. There are no express rules or provisions in China regarding the minimum or maximum period required to obtain any approval for the enrollment process. The Company intends to submit all required information and handle the application process internally, and therefore does not expect to incur any ongoing expenses with respect to such application. In addition, under the Provisional Administration Rules on Drugs for Basic Medical Insurance for Urban Workers, there are no administrative or other application expenses required to be paid for the approval process, nor are there any ongoing expenses required to maintain the enrollment status.

Prospectus Summary

Our Business Strategies, page 6

2. We note your response to comment 3 and your disclosure on page 6 that you plan to "fulfill unmet medical and agricultural needs" as well as your list of competitive advantages on pages 5 and 6. Please add balancing disclosure to your prospectus summary by disclosing the highly fragmented nature of your industries and, if true, the availability throughout China of similar products to the ones you offer.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 6 and page 61 of the Registration Statement.

Our History And Corporate Structure, page 7

3. We note your revised disclosure on page 7 regarding the failure of your shareholders to make the necessary applications and filings as required under PRC SAFE Circular 37. Please provide a summary of the penalties to the company if you are not able to remediate the non-compliance with Circular 37.

Response: Under PRC SAFE Circular 37, failure of our shareholders to complete the necessary applications and filings required would not impose any penalties on our company even if our company was not able to remediate the non-compliance with Circular 37. Each of the non-compliant shareholders might be subject to a fine of not more than RMB 50,000 as disclosed in “Risk Factors- Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance” on page 28 .

Business

Products Currently in Development, page 67

4. We note your revised disclosure on page 67 regarding the registration process for your new fertilizers. Please disclose when you expect to begin the registration process, and, if possible, provide an estimate of the length of time it takes to complete the registration process. In addition, please clarify it is uncertain whether you will be able to complete the registration process for these fertilizers.

Response: As of the date of this response letter, we have applied for the registration of our new fertilizers with the Agriculture Administration of Gansu Province and the Agriculture Administration of Gansu Province has finished its preliminary examination on our microbial fertilizer and the bio-organic fertilizer. We estimate that the Agriculture Administration of Gansu Province will submit our reviewed application to the PRC Ministry of Agriculture in October 2019. It may take up to 3 months for the PRC Ministry of Agriculture to complete its final review process. We cannot give any guarantee that we will be able to complete the registration process for our new fertilizers.

Research and Development

R&D Achievements, page 77

5. We note your response to comment 16. Please provide quantitative information regarding the royalty payments Gansu QLS or the Wuxi Company must pay pursuant to the cooperation agreement. In addition, please disclose the term of the agreement.

Response: The Company respectfully advises the Staff that as the date of this response letter, the cooperation agreement between the Company and Wuxi Yuanqing Tianmu Biotechnology Co., Ltd. has expired. The Company updated its disclosure on page 77 of the Registration Statement accordingly.

Regulations

PRC Laws and Regulations on Foreign Exchange

Circular No. 37 and Circular No. 13, page 88

6. We note your response to comment 19 that, as of the date of the prospectus, shareholders of Gansu QLS whose shares account for 3.46% of the total shares of Gansu QLS have not completed registrations in accordance with Circular 37. We also note your disclosure that restrictions will be placed on Gansu QLS's ability to contribute capital to WFOE and that WFOE's ability to pay dividends and make distributions is also restricted. Please provide quantitative information regarding the restrictions here, in the risk factor section so that investors understand the effect of the failure of Gansu QLS shareholders from complying with Circular 37 and, if material, in the prospectus summary section.

Response: As disclosed on page 88 of the Registration Statement, shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either. We have disclosed such risks in “Risk Factors-Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance” on page 28 of the Registration Statement.

Shareholders who have completed the Circular 37 registration would not be adversely affected and are allowed to contribute assets into the offshore special purpose vehicle and repatriate profits and dividends from them. Since our WFOE has completed its foreign exchange registration as a foreign investment enterprise, its ability to receive capital contribution, make distributions and pay dividends is not restricted.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin
CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC